UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE TO
 Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

iMergent, Inc.
 (Name of Subject Company (Issuer))

iMergent, Inc.
(Name of Filing Person (Issuer))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

45247Q100
(CUSIP Number of Class of Securities)

Steven G. Mihaylo
Chief Executive Officer
iMergent, Inc.
1615 South 52nd Street
Tempe, AZ 85281
(623) 242-5959

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:
Jeffrey G. Korn Chief Legal Officer and Senior Vice President iMergent, Inc. 1615 South 52nd Street Tempe, AZ 85281	Brian G. Lloyd Michael J. Schefer Parr Brown Gee & Loveless LLP 185 South State Street, Suite 800 Salt Lake City, UT 84111 (801) 532-7840

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$4,750,000	$338.68

*	Estimated solely for purposes of calculating the filing fee only, this amount is based on the anticipated purchase of 1,000,000 shares of common stock at the maximum tender offer price of $4.75.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Exchange Act, equals $39.30 per million of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Schedule TO

This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by iMergent, Inc., a Delaware corporation (the "Company"), to purchase for cash up to $4,750,000 in value of shares of its common stock, $0.001 par value per share ("common stock"), at a price not greater than $4.75 per share nor less than $4.35 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2010 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(1)(B). The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to items 1 through 11 of this Schedule TO.

ITEM 1.       SUMMARY TERM SHEET.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.       SUBJECT COMPANY INFORMATION.

(a)
Name and Address: The name of the subject company is iMergent, Inc.  The information set forth in Section 10 (“Certain Information Concerning iMergent”) of the Offer to Purchase is incorporated herein by reference.

(b)
Securities: The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference.  The information set forth in Section 8 (“Price Range of the Shares”) of the Offer to Purchase is incorporated herein by reference.

(c)
Trading Market and Price: The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference.  The information set forth in Section 8 (“Price Range of the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON

(a)
Name and Address: The name of the filing person is iMergent, Inc.  The filing person is the subject company.  The information set forth in Section 10 (“Certain Information Concerning iMergent”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.       TERMS OF THE TRANSACTION.

(a)
Material Terms: The information set forth in the sections captioned “Introduction” and “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Extension of the Offer; Termination; Amendment”) and Section 17  (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b)
Purchases: The information set forth in the sections captioned “Introduction” and “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)
Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)
Purposes: The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

(b)
Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)	Plans: The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)	Conditions: Not applicable.

(d)	Borrowed Funds: Not applicable.

ITEM 8.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)
Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b)
Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.       PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations: The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.     FINANCIAL STATEMENTS. Not applicable.

ITEM 11.     ADDITIONAL INFORMATION.

(a)
Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”), Section 10 (“Certain Information Concerning iMergent”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b)
Other Material Information: The information in the Offer to Purchase and the related Letter of Transmittal, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(B) hereto, is incorporated herein by reference.

ITEM 12.     EXHIBITS

(a)(1)(A)*	Offer to Purchase dated November 3, 2010.
(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Participants in the Employee Stock Purchase Plan.(1)
(a)(1)(G)	Withdrawal Form to the Participants in the Employee Stock Purchase Plan.(1)
(a)(1)(H)*	Letter to Shareholders.
(a)(5)(I)	Press Release, dated July 27, 2010.(2)
(a)(5)(2)*	Press Release, dated November 3, 2010.
(a)(5)(3)*	Press Release, dated November 3, 2010.(3)
(d)(1)	iMergent, Inc. Amended and Restated 2003 Equity Incentive Plan.(4)
(d)(2)	iMergent, Inc. Amended and Restated 2009 Employee Stock Purchase Plan.(1)
_____________
* Filed herewith.

(1)	Incorporated by reference to Definitive Proxy Statement on DEF 14A filed with the Commission on October 10, 2009. (File No. 001-32277)

(2)	Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on July 27, 2010. (File No. 001-32277)

(3)	Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on November 3, 2010. (File No. 001-32277)

(4)	Incorporated by reference to Definitive Proxy Statement on DEF 14A filed with the Commission on October 24, 2007. (File No. 001-32277)

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3: Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iMergent, Inc.

Dated: November 3, 2010	By:	/s/ Steven G. Mihaylo
Name: Steven G. Mihaylo
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
(a)(1)(A)*	Offer to Purchase dated November 3, 2010.
(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Participants in the Employee Stock Purchase Plan.(1)
(a)(1)(G)	Withdrawal Form to the Participants in the Employee Stock Purchase Plan.(1)
(a)(1)(H)*	Letter to Shareholders.
(a)(5)(I)	Press Release, dated July 27, 2010.(2)
(a)(5)(2)*	Press Release, dated November 3, 2010.
(a)(5)(3)	Press Release, dated November 3, 2010.(3)
(d)(1)	iMergent, Inc. Amended and Restated 2003 Equity Incentive Plan.(4)
(d)(2)	iMergent, Inc. Amended and Restated 2009 Employee Stock Purchase Plan.(1)
_____________
* Filed herewith.

(1)	Incorporated by reference to Definitive Proxy Statement on DEF 14A filed with the Commission on October 10, 2009. (File No. 001-32277)

(2)	Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on July 27, 2010. (File No. 001-32277)

(3)	Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on November 3, 2010. (File No. 001-32277)

(4)	Incorporated by reference to Definitive Proxy Statement on DEF 14A filed with the Commission on October 24, 2007. (File No. 001-32277)